"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 13 September 2004

ORK – Trade subject to notification – exercised options

On 10 September 2004, in connection with its option programme, Orkla exercised 4,000 options at a strikeprice of NOK 135.

A total of 1,837,474 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,839,641 shares.

Full and Norwegian version enclosed to www.newsweb.no

dlw 9/20